UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts L.L.P. 98 San Jacinto Boulevard Suite 1500 Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 292-4525

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission and dated April 12, 2012, by Comverge, Inc., a Delaware corporation (the “Company” or “Comverge”), (as amended from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), which is a subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock (the “Shares”) for $1.75 per Share, net to the selling stockholder in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms of and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 11, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection captioned “Go-Shop Period”:

Go-Shop Period

Under the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., New York City time, on April 25, 2012 (such period, the “Go-Shop Period”) the Company was permitted to, directly or through its representatives, solicit alternative acquisition proposals from third parties and engage in and maintain discussions or negotiations with respect to inquiries, proposals or offers that constitute or may reasonably be expected to lead to any acquisition proposal, in each case subject to the limitations set forth in the Merger Agreement and more fully described in the Offer. The Company was permitted, in accordance with the terms of the Merger Agreement, to extend the Go-Shop Period for up to 10 calendar days to continue discussions with any person with whom the Company had been in discussions during the Go-Shop Period that the Company Board reasonably believed could have led to a Superior Proposal by delivering written notice to Parent not later than April 25, 2012.

The Company did not exercise its option to extend the Go-Shop Period. During the Go-Shop Period, the Company, through its financial advisor J.P Morgan, contacted separate and multiple strategic and financial entities that were identified as potentially interested parties, entered into confidentiality agreements with certain parties, and engaged in discussion with the parties that executed confidentiality agreements regarding the Company and its business in order to solicit from those parties proposals to acquire the Company. The Company provided the parties that entered into confidentiality agreements with access to non-public financial and other information regarding the Company, including access to an on-line data room. The Company’s management and legal advisors also conducted multiple presentations on its business and prospects, during which times they responded to questions of participants. Two interested parties conducted substantial due diligence. Despite the broad solicitation and access to and interactions with the Company’s management and its legal and financial advisors, all of the parties with whom the Company’s conducted discussions have indicated that they will not make an acquisition proposal that would potentially lead to a Superior Proposal. Accordingly, the Company chose not to extend the Go-Shop Period, which ended at 11:59 p.m., New York City time, on April 25, 2012. The Company has no further opportunity to extend the Go-Shop Period. The press release announcing the Company’s decision to not extend the Go-Shop Period is attached hereto as Exhibit (a)(21).

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(21)	Press Release issued by the Company on April 26, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Comverge, Inc.

By:	/s/ R. Blake Young
Name:	R. Blake Young
Title:	President and Chief Executive Officer

Dated: April 26, 2012